Exhibit 99.1

SaverOne Concludes Successful Pilot Demonstration with Abu Dhabi Integrated Transport Center

Abu Dhabi’s Integrated Transport Center is part of the Ministry of Transport operating
900 public busses and thousands of school buses

Petah Tikvah, Israel, May 4, 2023 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, is pleased to announce the successful conclusion of a pilot demonstration with the Integrated Transport Centre (ITC), part of Abu Dhabi’s Ministry of Transport.

The demonstration took place in in recent months, following the installation of the SaverOne protection system on a limited number of ITC buses in Abu Dhabi and included a number of senior ITC personnel who reviewed the operation and workings of the system. According to the pilot summary, written by the ITC, the demonstration showcased the effectiveness of the SaverOne system in improving road safety by preventing distracted driving due to mobile phone use on ITC’s public transportation buses, while also not interfering with any other system on the buses.

The immediate potential for the installation of the SaverOne system is the entire fleet of Abu Dhabi’s public transportation buses of 900 buses. There is further potential given the thousands of school buses operated daily throughout the country, and ultimately SaverOne aims to provide the SaverOne System throughout the United Arab Emirates.

According to a report by the Abu Dhabi Police in 2020, the use of mobile phones while driving was a major cause of car accidents in the country and the contributing factor in over 27% of all car accidents in the country. The government has implemented strict laws to combat phone use while driving via fines, imprisonment and driver’s license confiscation. Furthermore, there is an intention to advance regulation in the country to require public transportation to install advanced safety systems to prevent and combat distracted driving.

The ITC, under Abu Dhabi’s Ministry of Transport, whose goal is an intelligent, integrated and sustainable transport sector, is responsible for operating public transportation in Abu Dhabi and is committed to ensuring that passengers a safe and efficient transportation experience. Following the successful conclusion of the trial, the ITC representative commented that the demonstration was a success with a well-functioning system, with suggestions for specific customizations for the Abu Dhabi bus system.

Mr. Khalaf Al-Falasi, CEO of ezDevSoft Technologies and SaverOne’s partner and distributor in the United Arab Emirates, added, “The successful conclusion of the pilot marks a significant milestone in enhancing safety measures across Abu Dhabi’s public transportation network. We are proud to be a key part of this initiative and SaverOne’s partner in the United Arab Emirates, which will make a significant contribution to road safety throughout this region. SaverOne’s system is an innovative solution to a growing problem, and we look forward to working to ensure its successful and broad deployment.”

“The successful demonstration of the SaverOne System on some of Abu Dhabi’s public buses is a very significant milestone for us in terms of our global expansion” commented Ori Gilboa, CEO of SaverOne. “We look forward to expanding our partnership with Abu Dhabi’s Integrated Transport Centre and applaud their efforts in leveraging our unique and advanced technologies to improve road safety which will ultimately save lives in the country. The public transportation sector is a key vertical we are focused on at SaverOne, with potential to protect millions of vehicles worldwide, representing significant long-term potential for growth for SaverOne. Our system provides an effective solution to prevent today’s most significant causes of accidents: distracted driving due to phone use, and this early international partnership strongly grows our reach.”

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (navigation as an example), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

About ezDevSoft Technologies

ezDevSoft is a technology and solutions company based in the UAE offering consulting, product engineering and software development services. Our experienced team has been delivering end-to-end IT solutions and services to large, mid-tier and small businesses with optimum quality, value and innovation.

For more information please visit: https://ezdevsoft.net/

About The Integrated Transport Centre of Abu Dhabi

The Integrated Transport Centre (ITC) has been established pursuant to the law issued by H.H. Sheikh Khalifa bin Zayed Al Nahyan, in his capacity as the ruler of the Emirate of Abu Dhabi, on November 2016, in amendment of Law no. 19 of 2006 regarding Taxi regulation in the Emirate of Abu Dhabi. ITC is affiliated with the Department of Municipalities and Transport and is supervised by it. ITC is the responsible entity for operating public transport and managing parking spaces, traffic monitoring centres, axle weights stations, logistical facilities of freight surface transport and roads sector according to the approved transport plans in which improves the quality of services offered in the sector. In addition to supporting the efforts dedicated by Abu Dhabi Government to accomplish a balanced and comprehensive development that nurtures an intelligent, integrated and sustainable transport sector in the Emirate of Abu Dhabi.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the completion of the private placement, and the satisfaction of customary closing conditions related to the private placement, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023 and in subsequent filings with the SEC.. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il

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